

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 17, 2010

<u>via U.S. mail and facsimile</u>
Mr. Everett Willard Gray, II
Chief Executive Officer
Doral Energy Corp.
415 West Wall, Suite 500
Midland, TX 79701

> **Re: Doral Energy Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 0-52738**

Dear Mr. Gray:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief